UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: December 06, 2006                    /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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DECEMBER 6, 2006                                TRADING SYMBOLS:     TSXV -  CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT -  C8M


                CENTRASIA NEGOTIATES $2 MILLION PRIVATE PLACEMENT

       CENTRASIA ANNOUNCES THE APPOINTMENT OF DAMIEN REYNOLDS TO THE BOARD

VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia") announces that it has negotiated a non-brokered private placement of 4,000,000 units at $0.50 per unit, each unit consisting of one share and one half of one non-transferable warrant, each full warrant will entitle the holder to buy one share of Centrasia at $0.75 for a period of 18 months from closing. The gross proceeds of $2,000,000 will be used to conduct exploration programs on the Company's existing mineral exploration properties in Kyrgyzstan, for the acquisition of new properties, and for general working capital. Finders' fees of $65,000 and 130,000 units will be payable. The private placement is subject to regulatory approval.

Centrasia is also pleased to announce the appointment of Damien E. Reynolds to the board of Directors, effective immediately. Mr. Reynolds has an impressive track record with projects of merit around the world and also for his ability to raise capital for junior companies. He is the Chairman and chief executive officer of Longview Capital Partners, a profitable global resource group. Mr. Reynolds is also the chairman of Buffalo Gold and the chairman of Bayswater Uranium. In conjunction with his appointment, Mr. Reynolds has been granted an option to purchase up to 200,000 shares of the Company at $0.60 per share for a period of five years.

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of

CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.


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                                      -2-


The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


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